UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

SSP Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

537004 10 3

(CUSIP Number)

SAFLINK Corporation 777 108th Avenue NE, Suite 2100 Bellevue, WA 98004 (425) 278-1100 Attn: Jon C. Engman	with a copy to: Gray Cary Ware & Freidenrich LLP 701 Fifth Avenue, Suite 7000 Seattle, WA 98104 (206) 839-4800 Attn: W. Michael Hutchings, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.™

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: SAFLINK Corporation I.R.S. Identification Nos. of above persons (entities only) 95-4346070

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 15,350,620 shares of common stock (1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,350,620 shares of common stock (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ™	☐

13.	Percent of Class Represented by Amount in Row (11) 40.25% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the common stock referred to herein is being reported hereunder solely because SAFLINK Corporation may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by SAFLINK Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on 38,138,998 shares of SSP Solutions, Inc. common stock outstanding as of March 19, 2004, as set forth in the Merger Agreement (as defined below).

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Company Common Stock”), of SSP Solutions, Inc. (the “Company”), whose principal executive offices are located at 17861 Cartwright Road, Irvine, California 92614. The telephone number of the Company is (949) 851-1085.

Item 2.	Identity and Background.

The Reporting Person filing this statement is SAFLINK Corporation, a Delaware corporation (“SAFLINK”), whose principal offices are located at 777 108th Avenue NE, Suite 2100, Bellevue, Washington 98004. The telephone number of SAFLINK is (425) 278-1100. SAFLINK offers software solutions that protect intellectual property, secure information assets, control access to physical facilities and eliminate passwords through the use of biometric technologies that capture a specific biological or behavioral characteristic of an individual, such as a fingerprint, iris pattern, voiceprint or facial feature.

The names, citizenship, business addresses, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of SAFLINK are set forth in Schedule A hereto and incorporated herein by this reference.

Neither SAFLINK, nor, to its knowledge, any person listed in Schedule A, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 4, the shares of Company Common Stock to which this statement relates have not been purchased by SAFLINK. As an inducement for SAFLINK to enter into the Merger Agreement (as defined below) described in Item 4 and in consideration thereof, certain stockholders of the Company identified in Item 4 entered into stockholder agreements dated as of March 22, 2004 (the “Stockholder Agreements”), with respect to an aggregate of 15,350,620 shares of Company Common Stock (the “Shares”).

SAFLINK has not paid, and does not expect to pay, additional consideration in connection with the execution and delivery of the Stockholder Agreements. For a description of the Stockholder Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3. The Stockholder Agreements are filed herewith as Exhibit 2, by reference to their filing as Exhibit 99.2 to the current report on Form 8-K filed by SAFLINK on March 23, 2004.

Item 4.	Purpose of Transaction.

Merger Agreement

On March 22, 2004, SAFLINK entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with the Company and Spartan Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of SAFLINK (“Merger Sub”). The Merger Agreement was approved by the board of directors of each of SAFLINK, Merger Sub and the Company. Pursuant to the Merger Agreement, Merger Sub shall be merged with and into the Company with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of SAFLINK (the “Merger”). Under the terms of the Merger Agreement, SAFLINK will acquire all of the outstanding shares of Company Common Stock in a stock-for-stock transaction where each share of Company Common Stock will be exchanged for 0.6 shares of common stock of SAFLINK. Based on the current capital structure of each company, it is anticipated that the security holders of the Company would receive approximately 49% of the combined company’s outstanding fully-converted shares at closing, and the security holders of SAFLINK would continue to hold the remaining 51% of the combined company’s outstanding fully-converted shares at closing. The exact number of shares of SAFLINK common stock to be issued will depend on the Company’s fully-converted shares outstanding immediately prior to closing. Capitalized terms not defined herein shall have the meaning set forth in the Merger Agreement.

At the Effective Time: (i) the Board of Directors of SAFLINK will consist of seven members, with the initial members as provided in the Merger Agreement; and (ii) the executive officers of SAFLINK will be as provided in the Merger Agreement.

Stockholder Agreements

Concurrently with the execution of the Merger Agreement, SAFLINK entered into Stockholder Agreements with the following persons (collectively, the “Company Stockholders”) who own an aggregate of 15,350,620 shares, or 40.25% of the outstanding shares of Company Common Stock as of the date of the Merger Agreement: JAW Financial, L.P.; Kris & Geraldine Shah Family Trust; Richard P. Kiphart; Leena Shah Trust; Chandra L. Shah Trust; The Winkler Childrens Trust 1998; and The Schiff Family 1998 Living Trust. The provisions of the Stockholder Agreements are substantially similar except for the parties and the number of shares subject to such agreements. (3)

Pursuant to the Stockholder Agreements, each Company Stockholder has agreed to vote all of the shares of capital stock of the Company beneficially held by such Company Stockholder (i) in favor of the Merger and any matter that could reasonably be expected to facilitate the Merger, and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between the Company and any person or entity other than SAFLINK and Merger Sub. The Stockholder Agreements terminate upon the earlier to occur of (x) the Effective Time, or (y) the termination of the Merger Agreement (the earlier of such date the “Expiration Date”).

The Stockholder Agreements also provide, among other things, that each Company Stockholder will not: (i) sell, exchange, pledge, or otherwise dispose of or encumber any shares of the outstanding capital stock of the Company held by such Company Stockholder as of March 22, 2004, or any shares of capital stock of the Company that such Company Stockholder purchases or to which such Company Stockholder otherwise acquires beneficial ownership after March 22, 2004, and prior to the Expiration Date, or to make any offer or agreement relating thereto; (ii) grant any proxies subsequent to March 22, 2004, with respect to any shares of the capital stock of the Company held by such Company Stockholder until after the Expiration Date; and (iii) (and will use such Company Stockholder’s reasonable best efforts to cause the Company, its affiliates, officers, directors and employees and any representatives retained by such Company Stockholder or them, not to), until the Expiration Date: (A) initiate or solicit, directly or indirectly, any proposal, plan or offer to acquire all or any substantial part of the business or properties or shares of capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate the Company or otherwise distribute to the stockholders of the Company all or any substantial part of the business, properties or capital stock of the Company (each, an “Acquisition Proposal”); (B) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal; (C) furnish information concerning the Company’s business, properties or assets to any corporation, partnership, person or other entity or group (other than SAFLINK or Merger Sub, or any associate, agent or representative of SAFLINK or Merger Sub), under any circumstances that would reasonably be expected to relate to an actual or potential Acquisition Proposal; or (D) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any potential Acquisition Proposal, provided that, in the case of clauses (C) and (D), the foregoing shall not prevent such Company Stockholder, in such Company Stockholder’s capacity as a director or officer (as the case may be) of the Company, from taking any actions permitted under Section 4.3 of the Merger Agreement.

In connection with the Stockholder Agreements, each Company Stockholder also delivered to SAFLINK an irrevocable proxy with respect to the securities held by such Company Stockholder, allowing SAFLINK’s designee to vote in favor of approval of the Merger and the Merger Agreement, in favor of any matter that could reasonably be expected to facilitate the Merger, against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between the Company and any person or entity other than SAFLINK and Merger Sub, and against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under an acquisition agreement in respect of the Merger or which would result in any of the conditions to the completion of the Merger not being fulfilled.

References to, and descriptions of the Merger Agreement and Stockholder Agreements in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Stockholder Agreements, which are filed as Exhibits to this Statement on Schedule 13D and which are incorporated by this reference in this Item 4 in their entirety where such reference and descriptions appear.

(3) The Stockholder Agreement with JAW Financial, L.P. relates to 5,705,023 shares of Company Common Stock, the Stockholder Agreement with Kris & Geraldine Shah Family Trust relates to 4,906,045 shares of Company Common Stock, the Stockholder Agreement with Richard P. Kiphart relates to 3,412,607 shares of Company Common Stock, the Stockholder Agreement with Leena Shah Trust relates to 435,301 shares of Company Common Stock, the Stockholder Agreement with Chandra L. Shah Trust relates to 435,301 shares of Company Common Stock, the Stockholder Agreement with The Winkler Childrens Trust 1998 relates to 356,343 shares of Company Common Stock, and the Stockholder Agreement with The Schiff Family 1998 Living Trust relates to 100,000 shares of Company Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Ownership.

The number of shares of Company Common Stock subject to the Stockholder Agreements is 15,350,620 (representing approximately 40.25% of the voting power of the shares of Company Common Stock outstanding as of March 22, 2004, according to the Merger Agreement).

By virtue of the Stockholder Agreements, SAFLINK may be deemed to share with the Company Stockholders the power to vote the Shares, but only as to the matters specified in the Stockholder Agreements. Except as stated in the preceding sentence, SAFLINK does not have the power to vote or to direct the vote of the Shares, nor does it have the sole or shared power to dispose or to direct the disposition of the Shares.

To the knowledge of SAFLINK, no shares of Company Common Stock are beneficially owned by any of the persons named in Schedule A.

(c) Describe recent transactions.

Except for the Merger Agreement and the Stockholder Agreements, and the transactions contemplated by those agreements, neither SAFLINK, nor to SAFLINK’s knowledge, any of the persons listed on Schedule A, has effected any transaction relating to the Company’s Common Stock during the past 60 days.

(d) Right to receive dividends.

Not applicable.

(e) Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6. To SAFLINK’s knowledge, except as otherwise described in this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

			Incorporated by Reference
Exhibit No.	Description	Registrant	Form	Exhibit No.	File No.	Filing Date

1	Agreement and Plan of Merger and Reorganization, dated as of March 22, 2004, by and among SAFLINK Corporation, Spartan Acquisition Corporation and SSP Solutions, Inc.	SAFLINK Corporation	8-K	2.1	000-20270	3/23/2004

2	Form of Stockholder Agreement by and among SAFLINK Corporation, Spartan Acquisition Corporation and certain stockholders of SSP Solutions, Inc.	SAFLINK Corporation	8-K	99.2	000-20270	3/23/2004

After reasonable inquiry and to the best of its knowledge and belief, each of undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2004	SAFLINK CORPORATION

	By:	/s/ Glenn L. Argenbright

Glenn L. Argenbright President and Chief Executive Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF SAFLINK CORPORATION

The executive officers and directors of SAFLINK Corporation are set forth below. Unless otherwise indicated, each individual’s business address is c/o SAFLINK Corporation, 777 108th Avenue NE, Suite 2100, Bellevue, Washington 98004 and the phone number is (425) 278-1100. Each person is a citizen of the United States unless otherwise indicated.

Executive Officers of SAFLINK Corporation (who are not also directors)

Name	Title

Jon C. Engman	Chief Financial Officer and Corporate Secretary

Todd S. Dewey	Senior Vice President of Sales and Marketing

Gregory C. Jensen	Chief Technology Officer

Walter G. Hamilton	Vice President of Business Development

Steven D. Rishel	Vice President of Customer Services

Robert L. Turbeville, Jr.	Senior Vice President, Physical Access Systems

Directors of SAFLINK Corporation

Name	Principal Occupation

Glenn L. Argenbright	Chief Executive Officer and Chairman of the Board of Directors of SAFLINK Corporation

Frank M. Devine	Business Consultant

Gordon E. Fornell	Lt. General, USAF (Ret.)

Terry N. Miller	Managing Partner of CRM Group LLC

Steven M. Oyer	Vice President of Standard and Poor’s Investment Services